Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VACCINEX, INC.

VACCINEX, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST: The name of the corporation is Vaccinex, Inc. (the “Corporation”).

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 13, 2018 (the “Certificate of Incorporation”).

THIRD: The Certificate of Incorporation is hereby amended as follows:

Paragraph 1 of Article IV of the Certificate of Incorporation is hereby amended to add the following paragraphs immediately following the first sentence of Paragraph 1 of Article IV as follows:

“Effective at 5:00 p.m. Eastern Time, on September 25, 2023 (the “Effective Time”), a one-for-fifteen reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each fifteen shares of Common Stock issued and held of record by each stockholder of the Corporation, or held by the Corporation in treasury stock, immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share.

No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one (1) additional whole share of Common Stock; provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (a) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time and (b) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock have been reclassified; and with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one (1) additional share of Common Stock automatically and without any action by the holder.

Beginning at the Effective Time, each certificate representing pre-Reverse Stock Split shares of Common Stock will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split shares.”

FOURTH: This Certificate of Amendment shall become effective on September 25, 2023 at 5:00 p.m. Eastern Time.

FIFTH: This amendment has been duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with Section 242 of the General Corporation Law.

[Signature page follows.]

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer on this 22nd day of September 2023.

By:	/s/ Maurice Zauderer
Maurice Zauderer
President and Chief Executive Officer